Mail Stop 3561

December 14, 2005

Roderick C. Bartlett, Chief Financial Officer
S2C Global Systems, Inc.
1650-1188 West Georgia
Vancouver, BC
Canada V6E 4A2

       Re: **S2C Global Systems, Inc.**
               Amendment No. 1 to Registration Statement on Form 10-SB
               Filed November 14, 2005
               File No. 0-51529

Dear Mr. Bartlett:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that the page number references below refer to the marked courtesy copy of the amendment provided to us.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We understand, from recent press reports, that the common stock you are registering has recently been the subject of numerous junk faxes and spam emails promoting you as an investment vehicle. We have seen such reports, for example, in the Financial Wire, the Prime Zone Media Network, and Tip Top Equities. Please tell us whether you have any association with those activities.

Description of Business, page 2

2. We note your response to comment 6 in our letter dated October 21, 2005. However, we have not received any materials which support the statistical claims made in this section. Please furnish these materials, or revise appropriately.

3. We note your response to comment 8 in our letter dated October 21, 2005. Please tell us whether or not Danone Waters of North America has agreed with the statements you attribute to them in the third full paragraph on page 3 and the second full paragraph on page 6 regarding the suitability of the Aquaduct system for their operations, and furnish us a copy of their materials that you refer to in this section.

4. Also, please tell us which nine changes to the Aquaduct system Danone Waters thought were necessary in order to reduce their distribution costs, and which two of those Danone thought the system did not address. Please clarify in your response whether you intend to make changes to the system in response to these comments by Danone, and, if so, how these changes would affect your requirements for financing.

Plan of Operation, page 6

5. We note in response to comments 24, 28, and 29 in our letter dated October 21, 2005 that you intend to purchase and install up to 272 Aquaducts in the next year, and that you have based your projections for funding on this number. Please explain why you chose this number, and what modifications you expect to make in your plan of operation if you do not receive the funding you need to reach these goals. It is unclear, for example, what minimum number of these systems you would need to be operational, and what funding you would need to implement that level of operations.

Security Ownership of Certain Beneficial Owners and Management, page 8

6. We note your response to comment 33 in our letter dated October 21, 2005. If a holder may convert notes within 60 days, then the underlying common shares are deemed beneficially owned within the meaning of Rule 13d-3 under the Exchange Act. Please revise or advise.

Directors, Executive Officers, Promoters and Control Persons, page 9

7. It is unclear from your response to comment 34 in our letter dated October 21, 2005 why the four vice presidents listed in the table at the top of page 10 are not executive officers or significant employees. Please advise or revise to describe their business experience as required by Item 401 of Regulation S-B.

8. We note your response to comment 35 in our letter dated October 21, 2005. Please describe more specifically the business experience of each listed person including the nature of the named companies for which they work. Please also identify by name the family manufacturing business that Mr. Bautista is heading. Identify also by name the mass production facility in Monterey, Mexico that Mr. Bautista has been organizing, and specify what product or products this company will produce. See Item 401(a) of Regulation S-B.

Recent Sales of Unregistered Securities, page 19

9. Please tell us how you determined the fair value of each issuance of unregistered securities issued during 2005. The issuances during 2005 were for cash or services and were assigned values ranging from $0.01 per share to $0.25 per share. Given that contemporaneous cash transactions are the best indicator of fair value, it is unclear why the fair value assigned for purposes of determining expense recognition for issuances of unregistered securities to consultants and employees is significantly lower, in all cases, than the contemporaneous transactions for $0.25 cash per share received from investors in June, August, September, and November, 2005. Please revise your financial statements, or tell us why your variations are appropriate, with references to authoritative guidance.

Financial Statements, page 23

10. Please update your financial statements in accordance with the requirements of Item 310(g) of Regulation S-B.

Report of Registered Public Accounting Firm, page 25

11. Please obtain a revised auditors' report that includes the signature of the auditors.

Statements of Cash Flows, page 39

12. Subtotals are not permitted in the reconciliation of net loss to operating cash flows. Please revise your filing accordingly.

Note 3. Significant Accounting Policies, page 41

13. Please revise your significant accounting policies to include a revenue recognition policy consistent with SAB 104. We understand that you have begun the roll out of the Aquaduct system with Amaro Inc. You have also worked with Communiteq Systems Inc. to install full ATM service in Aquaduct systems. It appears that you principal revenue streams will be:

- Processing fees per bottle for equipment and services provided at the bottler's plant;
- Revenue sharing for sale of bottled water from the Aquaduct unit at the retail location; and
- TM/Point-of-sale fees for Aquaduct units equipped to handle financial transactions.

Note 4. Convertible Promissory Notes, page 43

14. Please tell us why you reflect convertible promissory notes as a separate line item within stockholders' equity rather than as common stock and additional paid in capital. Since the notes were converted subsequent to year-end we assume that the common shares have been issued. Please revise or advise.

Note 4. Convertible Promissory Notes, page 43

15. Please tell us how amounts discussed in this footnote reconcile to the $88,463 balance shown on the balance sheet under current liabilities. In this regard, we note that there is no longer any discussion of the US $39,725 note. Please advise if this note has been converted or retired since your last filing. Please revise your filing, as necessary.

Exhibits

16. We have read your response to comment 56 in our letter dated October 21, 2005 and the disclosure under Item 7 on page 15. Please reconcile the USD $84,725 shown in Item 7 to the CDN $11,500 shown in the actual note agreement.

17. Please file your auditors' consent as an exhibit to the amended filing.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact TaTa Tanisha Henderson at (202) 551-3239 or Senior Assistant Chief Accountant George Ohsiek at (202) 551-3843 if you have question relating to comments on the financial statements or related matters. Please contact Albert Yarashus at (202) 551-3239, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me, at (202) 551-3270 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Cletha A. Walstrand
        FAX: (801) 295-3458